SIDLEY AUSTIN LLP	BEIJING	LOS ANGELES
ONE SOUTH DEARBORN	BRUSSELS	NEW YORK
CHICAGO, IL 60603	CHICAGO	SAN FRANCISCO
(312) 853 7000	DALLAS	SHANGHAI
(312) 853 7036 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.

jbiery@sidley.com
(312) 853-7557	FOUNDED 1866

August 11, 2009

Ms. Erin E. Martin

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:                               Global Macro Trust (“Registrant”) — Amendment No. 1 to the Registration
Statement on Form S-1 (Reg. No. 333-155651)

Dear Ms. Martin:

As we discussed, attached are changes that will be made to Registrant’s Prospectus, included in Amendment No. 1 to Registrant’s Registration Statement on Form S-1 (Reg. No. 333-155651) (the “Registration Statement”), arising out of comments received from FINRA.  These changes do not result in any additional fees or expenses to Registrant from those set forth in the Prospectus included within the Registration Statement, but rather recharacterize the custodial fee as an item of compensation to the broker-dealer custodian receiving the payment.  Thank you for your time and attention to this matter.

Very truly yours,

/s/ James B. Biery

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Plan Of Distribution

Subscription Procedure

The Series 1, Series 2 and Series 3 Units are offered on a “best efforts” basis without any firm underwriting commitment through Selling Agents including, but not limited to, Linsco Private Ledger Corp, National Financial Services LLC/Fidelity Brokerage Services LLC, Wachovia Securities LLC, Stephens Inc. and RBC Capital Markets Corporation, although not all Series are offered through all Selling Agents.  You may purchase Series 1 Units at Net Asset Value as of the first business day of each calendar month. Series 2 Units are being offered for an initial offering period ending at the end of the month during which Series 2 Units are first sold.  The initial Net Asset Value of a Series 2 Unit will be the same as the Net Asset Value of a Series 1 Unit as of the beginning of the month at which a Series 2 Unit is first sold.  Thereafter, Series 2 Units will be sold at Net Asset Value as of the first business day of each calendar month.  Series 3 Units are being offered for an initial offering period ending at the end of the month during which Series 3 Units are first sold. The initial Net Asset Value of a Series 3 Unit will be the same as the Net Asset Value of a Series 1 Unit as of the beginning of the month at which a Series 3 Unit is first sold.  Thereafter, Series 3 Units will be sold at Net Asset Value as of the first business day of each calendar month.  The Series 4 Units are being offered directly by the Trust to employees and former employees of the Managing Owner and its affiliates who purchase their Units through The Millburn Corporation 401(k) and Profit Sharing Plan for an initial offering period ending at the end of the month during which a Series 4 Unit is first sold.  The initial Net Asset Value of a Series 4 Unit will be the same as the Net Asset Value of a Series 1 Unit as of the beginning of the month at which a Series 4 Unit is first sold.  Thereafter, Series 4 Units will be sold at Net Asset Value as of the first business day of each calendar month.  The Managing Owner may from time to time cause the Trust to issue Units at intra-month closings. The minimum initial investment is $5,000; $2,000 for trustees or custodians of eligible employee benefit plans and individual retirement accounts. Larger subscriptions are permitted in $100 increments. Additional subscriptions by existing Unitholders are permitted in $1,000 minimums with $100 increments. Units are sold in fractions calculated up to three decimal places.

In order to purchase Units, you must complete, sign and deliver to a Selling Agent an original of the Subscription Agreement and Power of Attorney Signature Page which accompanies this Prospectus, together with a check for the amount of your subscription. Checks should be made payable to “Global Macro Trust.” Subscription proceeds will be deposited in the Trust’s bank account at First Republic Bank, San Francisco, California, and then transferred to a U.S. government instrument-only money market account pending investment in the Trust’s trading accounts.

Clients of certain Selling Agents may make subscription payments by authorizing the Selling Agents to debit their customer securities account for the amount of the subscription. When a subscriber authorizes such a debit, the subscriber will be required to have the amount of his or her subscription payment on deposit in his or her account on a settlement date specified by such Selling Agent. The Selling Agent will debit the account and transmit the debited funds directly to the Trust’s bank account via check or wire transfer made payable to “Global Macro Trust.” The settlement date specified by such Selling Agents shall be no later than the termination of the relevant monthly offering period.

The Managing Owner will determine, in its sole discretion, whether to accept or reject a subscription in whole or in part. The Managing Owner will make its determination within five (5) business days of the submission of a subscription to the Managing Owner, except with respect to plan asset investors, including IRAs, in which case the Managing Owner will make its determination no later than five (5) business days before the end of a month (other than for subscriptions submitted after that date).

The Managing Owner will make every reasonable effort to determine the suitability of prospective Unitholders in the Trust through information received on the Subscription Agreement. Generally, the Managing Owner must receive subscription documents at least five (5) calendar days before the end of a month for them to be accepted as of the first day of the immediately following month.

The Trust will receive any interest earned on subscriptions held in its accounts pending investment in the Trust’s trading account.

There are no fees applicable to subscriptions held pending investment in the Trust’s trading account.

Subscriptions, if rejected, will be returned to investors promptly following the end of the month in which the subscription was rejected or sooner if practicable.

Subscriptions are final and binding on a subscriber as of the close of business on the fifth business day following the submission of the subscriber’s Subscription Agreement to subscriber’s Selling Agent.

The Selling Agents

Neither the Trust nor the Unitholders pay selling commissions in connection with the sale of the Units. The Managing Owner pays the Selling Agents, from its own funds, upfront selling commissions of up to 4% of the gross offering proceeds of all Series 1 Units sold by each Selling Agent. In addition to upfront selling commissions, the Managing Owner will also pay installment selling commissions to the Selling Agents ~~of up to 7% of the gross offering proceeds of the Series 1 Units~~ by paying 0.33 of 1% (a 4% annual rate) of the month-end Net Asset Value of all Series 1 Units sold by them which remain outstanding more than twelve months after such Series 1 Units were first issued (not the date that the related subscription was received or accepted by the Trust); provided, however that cumulative selling commissions per Series 1 Unit shall not exceed 9.5% of the gross offering proceeds for such Series 1 Unit sold pursuant to this Prospectus, as described in the compensation grid below.

As illustrated in the table below, The Managing Owner pays the Selling Agents reduced selling commissions of up to 3.5%, 3% and 2.5% of the subscription amount and ongoing compensation at an annual rate of up to 3.5%, 3%, and 2.5% in respect of Series 1 Units purchased by investors investing $100,000, $500,000 or $1,000,000 or more, respectively, in the Trust.

Reduced Selling Commission/Ongoing Compensation Table

Selling Commission/ Ongoing Compensation	Aggregate Investment per Investor

3.5%	> $100,000 ~~<~~< $499,999
3%	> $500,000 ~~<~~< $999,999
2.5%	> $1,000,000

Investors paying reduced or no selling commissions will pay Brokerage Fees reduced to reflect the reduction or absence of selling commissions. See “Charges—Brokerage Fee Differentials.”

For Series 1 Units on which the Managing Owner pays an upfront selling commission of 4% of the gross offering proceeds of such Units, the Managing Owner will pay a maximum of 5.5% of the gross offering proceeds of such Units in ongoing compensation, as described above.  Likewise, for Series 1 Units on which the Managing Owner pays an upfront selling commission of 3.5%, 3% or 2.5% of the gross offering proceeds of such Units, the Managing Owner will pay a maximum of 6%, 6.5% or 7%, respectively, of the gross offering proceeds of such Units in ongoing compensation, as described above and in the compensation grid below.

The Managing Owner may engage one or more registered broker-dealers to solicit other broker-dealers to become Selling Agents and to assist those Selling Agents with the offering and sale of the Series 1 Units, that is, to act as wholesalers. As compensation for its services, any such wholesaler will receive a portion of the selling commissions and ongoing compensation that would otherwise be paid to the Selling Agents.

The Managing Owner may also engage one or more registered broker-dealers, as wholesalers, to assist Selling Agents with the offer and sale of the Units. The Managing Owner, not the Trust, will compensate such broker-dealers from its own funds subject to the limitations of NASD Rule 2810(b)(4)(B)(i) pertaining to maximum allowable selling commissions. The maximum compensation payable to wholesalers is illustrated on the compensation grid below.

Series 2 Units and Series 3 Units are available for purchase only by (i) investors participating in a registered investment adviser’s asset-based or fixed fee advisory program through which an investment adviser recommends a portfolio allocation to the Trust and (ii) the Managing Owner, its affiliates and their respective employees.  The Managing Owner may engage one or more registered broker-dealers, as introducing brokers, to assist Selling Agents acting as executing brokers with the offer and sale of the Series 2 Units and Series 3 Units.  The Managing Owner will pay, from its own funds, all compensation due to such broker-dealers and Selling Agents.  Compensation to broker-dealers and Selling Agents due in connection with the sale of Series 2 Units or Series 3 Units will be paid up to 7.125% and 9.5%, respectively, of the gross offering proceeds of ~~such~~the Series 2 Units and Series 3 Units in monthly installments beginning with the first month following the sale of a Series 2 Unit or Series 3 Unit in an aggregate amount not to exceed ~~0.0833~~0.0625 of 1% (a ~~1~~0.75% annual rate) of the month-end Net Asset Value of all Series 2 Units and Series 3 Units sold by them which remain outstanding.

The Series 2 Units are subject to a custodial fee equal to 0.0208 of 1% of the month-end Net Asset Value of all Series 2 Units (a 0.25% annual rate).  The maximum amount of custodial fees paid depends upon the level of installment selling commissions paid, as discussed on the grid below.  The Managing Owner will pay the custodial fee on to broker-dealers that act as custodian for Series 2 Units for the benefit of  investors in Series 2 Units.

The Selling Agents and brokers will determine the suitability of prospective Unitholders in the Trust, pursuant to NASD Rule 2810, based upon information contained in the Subscription Agreement and documents furnished to the Selling Agents or brokers by their customers in opening accounts.

No Selling Agent shall make an investment in the Trust on behalf of a client for which it has discretionary trading authority without prior written approval of the investment by the client.

Under no circumstances will the maximum compensation paid to the Selling Agents, broker-dealers assisting selling agents and wholesalers, including initial selling commissions, expense reimbursements, and installment selling commissions, exceed 10% of the gross offering proceeds of the sale of the Units, which is the maximum permitted by FINRA in connection with this offering of the Units.

Selling Agent Compensation Table

Nature of Payment	Recipient	Amount of Payment
Selling Commissions — Series 1 Units	Selling Agents

Selling Agents shall receive from the Managing Owner, in conjunction with the sale of Series 1 Units, initial selling commissions of up to 4% of the gross offering proceeds of Series 1 Units sold by the Selling Agents.

Installment Selling Commissions — Series 1 Units	Selling Agents

Selling Agents will also receive from the Managing Owner installment selling commissions ~~of up to 7% of the gross offering proceeds of the Series 1 Units~~ by paying 0.33 of 1% of the month-end Net Asset Value of all Series 1 Units sold which remain outstanding more than twelve months (a 4% annual rate), provided that installment selling commissions plus initial selling commissions in respect of a Series 1 Unit shall not exceed 9.5% of the gross offering proceeds of such Series 1 Unit.

Wholesaling Fees — Series 1 Units	Wholesalers

Wholesalers, wholesaling the Series 1 Units to Selling Agents shall receive a portion of the selling commission described above (not to exceed 1% of the gross offering proceeds of the Series 1 Units sold by the Selling Agents solicited by the wholesalers), and a portion of the installment selling commissions described above (not to exceed ~~0.0825~~0.0833 of 1% of the month-end Net Asset Value of the Series 1 Units sold by the Selling Agents solicited by the Wholesalers — a 1% annual rate).

Installment Selling Commissions — Series 2 Units and Series 3 Units	Selling Agents/other broker-dealers

Selling Agents and other broker-dealers involved in the sale and distribution of the Series 2 Units and Series 3 Units may receive from the Managing Owner installment selling commissions of up to 7.125% and 9.5%, respectively, of the gross offering proceeds of the Series 2 Units and Series 3 Units by paying an amount not to exceed ~~0.0833~~0.0625 of 1% (a ~~1~~0.75% annual rate) of the month-end Net Asset Value of all Series 2 Units and Series 3 Units sold by them which remain outstanding.

Custodial Fees	Managing Owner/Custodians

The Managing Owner will receive a custodial fee by receiving a payment from the Trust, to be borne solely by the Series 2 Units, equal to 0.0208 of 1% (a 0.25% annual rate) of the month-end Net Asset Value of all Series 2 Units which remain outstanding. The Managing Owner will then pay the custodial fees on to broker-dealers serving as custodians of the Series 2 Units. The maximum amount of custodial fees paid depends upon the level of installment selling commissions paid, as discussed on the grid below.

Expense Reimbursement	Managing Owner

The Managing Owner may, but is not obligated to, reimburse Selling Agents or otherwise pay for reasonable out of pocket expenses incurred in connection with the performance of their duties including, for example, Selling Agents’ legal fees, broker/client seminars or other deemed underwriting expenses. The amount of such reimbursements shall not exceed 0.50% of the gross offering proceeds of all Units sold and the amount of such reimbursements, when aggregated with selling commissions, and installment selling commissions shall not exceed 10% of the gross offering proceeds of all Units sold.

There are no other items of compensation paid in respect of the sale of the Trust’s Units.

Items of Compensation Pursuant to NASD Rule 2810

The following table sets forth the items of compensation, and the maximum amounts thereof in respect of the offering of the Units, paid to members of FINRA pursuant to NASD Rule 2810 on a Series-by-Series basis, with distinctions made for investment amount and the involvement of wholesalers, where appropriate.  These items of compensation are set forth in detail below and are more fully described above:

Series 1 Investors with no Wholesalers

Investment Amount	Selling Commissions to Selling Agents	Installment Selling Commissions to Selling Agents	Selling Commissions to Wholesalers	Installments Selling Commissions to Wholesalers	Expense Reimbursement	Custodial Fees	TOTAL
Investing $5,000 ($2,000 for employee plans / IRAs) - $99,999	4% of the gross offering proceeds of the Units sold	0.3333% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 5.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	Up to 0.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	Up to 10% of the gross offering proceeds of the Units sold

Investing $100,000 - $499,999	3.5% of the gross offering proceeds of the Units sold	0.2917% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 6% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	Up to 0.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	Up to 10% of the gross offering proceeds of the Units sold

Investing $500,000 - $999,999	3% of the gross offering proceeds of the Units sold	0.25% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 6.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	Up to 0.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	Up to 10% of the gross offering proceeds of the Units sold

Investing $1,000,000 or more	2.5% of the gross offering proceeds of the Units sold	0.2083% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 7% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	Up to 0.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	Up to 10% of the gross offering proceeds of the Units sold

Series 1 Investors whose Selling Agents were introduced by Wholesalers

Investment Amount	Selling Commissions to Selling Agents	Installment Selling Commissions to Selling Agents	Selling Commissions to Wholesalers	Installments Selling Commissions to Wholesalers	Expense Reimbursement	Custodial Fees	TOTAL
Investing $5,000 ($2,000 for employee plans / IRAs) - $99,999	3% of the gross offering proceeds of the Units sold	0.25% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 4.125% of the gross offering proceeds of the Units sold	1% of the gross offering proceeds of the Units sold	0.0833% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 1.375% of the gross offering proceeds of the Units sold	Up to 0.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	Up to 10% of the gross offering proceeds of the Units sold

Investing $100,000 - $499,999	2.5% of the gross offering proceeds of the Units sold	0.2083% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 4.2857% of the gross offering proceeds of the Units sold	1% of the gross offering proceeds of the Units sold	0.0833% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 1.7143% of the gross offering proceeds of the Units sold	Up to 0.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	Up to 10% of the gross offering proceeds of the Units sold

Investing $500,000 - $999,999	2.25% of the gross offering proceeds of the Units sold	0.1875% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 4.875% of the gross offering proceeds of the Units sold	0.75% of the gross offering proceeds of the Units sold	0.0625% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 1.625% of the gross offering proceeds of the Units sold	Up to 0.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	Up to 10% of the gross offering proceeds of the Units sold

Investing $1,000,000 or more	1.75% of the gross offering proceeds of the Units sold	0.1458% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 4.90% of the gross offering proceeds of the Units sold	0.75% of the gross offering proceeds of the Units sold	0.0625% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 2.10% of the gross offering proceeds of the Units sold	Up to 0.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	Up to 10% of the gross offering proceeds of the Units sold

Series 2 Investors whose Selling Agents Receive Installment Selling Commissions of 0.75% per annum

Investment Amount	Selling Commissions to Selling Agents	Installment Selling Commissions to Selling Agents	Selling Commissions to Wholesalers	Installments Selling Commissions to Wholesalers	Expense Reimbursement	Custodial Fees	TOTAL
All	This item of compensation not paid by these Units.	0.0625% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 7.125% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	Up to 0.5% of the gross offering proceeds of the Units sold	0.0208% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 2.375% of the gross offering proceeds of the Units sold	Up to 10% of the gross offering proceeds of the Units sold

Series 2 Investors whose Selling Agents Receive Installment Selling Commissions of 0.50% per annum

Investment Amount	Selling Commissions to Selling Agents	Installment Selling Commissions to Selling Agents	Selling Commissions to Wholesalers	Installments Selling Commissions to Wholesalers	Expense Reimbursement	Custodial Fees	TOTAL
All	This item of compensation not paid by these Units.	0.0417% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 6.3333% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	Up to 0.5% of the gross offering proceeds of the Units sold	0.0208% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 3.1667% of the gross offering proceeds of the Units sold	Up to 10% of the gross offering proceeds of the Units sold

Series 3 Investors whose Selling Agents Receive Installment Selling Commissions of 0.75% per annum

Investment Amount	Selling Commissions to Selling Agents	Installment Selling Commissions to Selling Agents	Selling Commissions to Wholesalers	Installments Selling Commissions to Wholesalers	Expense Reimbursement	Custodial Fees	TOTAL
All	This item of compensation not paid by these Units.	0.0625% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 9.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	Up to 0.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	Up to 10% of the gross offering proceeds of the Units sold

Series 3 Investors whose Selling Agents Receive Installment Selling Commissions of 0.50% per annum

Investment Amount	Selling Commissions to Selling Agents	Installment Selling Commissions to Selling Agents	Selling Commissions to Wholesalers	Installments Selling Commissions to Wholesalers	Expense Reimbursement	Custodial Fees	TOTAL
All	This item of compensation not paid by these Units.	0.0417% of the month-end Net Asset Value of the Units sold and outstanding, subject to a limit of 9.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	Up to 0.5% of the gross offering proceeds of the Units sold	This item of compensation not paid by these Units.	Up to 10% of the gross offering proceeds of the Units sold

Series 4 Investors

Investment Amount	Selling Commissions to Selling Agents	Installment Selling Commissions to Selling Agents	Selling Commissions to Wholesalers	Installments Selling Commissions to Wholesalers	Expense Reimbursement	Custodial Fees	TOTAL
All	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.	This item of compensation not paid by these Units.